Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE DIGITAL VIDEO HEADEND SELECTED BY TIME BROADBAND FOR MTNL’S IPTV SERVICES IN
INDIA

        HERZLIYA, ISRAEL – March 29, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a provider of advanced digital head-end video solutions, announced today that India’s state-owned major telecom, Mahanagar Telephone Nigam Ltd. (MTNL), will deploy Optibase’s IPTV MGW 5100 platforms for its digital head-end that will enable triple play services (video, voice and data) in the Delhi and Mumbai areas. With this deployment, Optibase encoders will be the industry’s first to enable large-scale IPTV in India. MTNL is deploying these services targeted at their 3.9 million subscribers along with Time Broadband Services (P) Limited as their video tier partner.

        Time Broadband Services’ Managing director Sujata Dev said “As the provider of the content delivery network for MTNL we could not settle for less than the most qualified partners in the market. Over the course of the past months we have extensively tested MPEG-4 AVC encoders and found the Optibase platforms to provide up-to-the-mark video quality at 1.5Mbps and flexible interoperability with multiple set-top boxes. We feel confident to provide MTNL with such a solution.”

        “We are proud to be among the first companies to take part in the implementation of IPTV in India. Optibase has recently opened an office in India to support its sales and marketing activities and is reaping the first fruits of this endeavor,” said Lior Fite, Optibase’s vice president, marketing. “Equipped to meet the challenges of IPTV, our MGW 5100 has been designed to meet the unique requirements of the various operators and service providers – from MPEG-2 migration to MPEG-4 AVC digital head end system deployment. We look forward to being part of the IPTV momentum now taking place in the region.”

        According to ABI Research, the number of Asia Pacific IPTV subscribers is likely to cross 56 Million by 2010, with India being a major market.

        Optibase MGW platforms provide the reliability, availability; flexibility and quality of service that IPTV network operators need to gain a competitive advantage in delivering triple play services.

        Key Benefits of the Optibase MGW 5100 solution include:

— Full Service Range: MGW 5100 is a complete solution for streaming video, with a single box offering live video and DVB encoding, transcoding and streaming over IP or ATM networks.

— Flexibility through modularity: By combining I/O boards, service boards and network interface cards (NICs) in a single chassis, operators can optimize their range of service while minimizing risk.

— Carrier Grade Architecture: By supporting host switch redundancy, N+K redundancy and hot swap capabilities, MGW 5100 offers the highest possible availability, reliability and robustness with no single point of failure.

•Central SNMP Management: An advanced and flexible SNMP based management application enables smooth integration into a centrally managed networking facility.

— Lower Operational Expenditure (OPEX): With this integrated solution, operators need fewer boxes, resulting in a smaller footprint, minimal inventory, less training and one management system.

— Smooth Migration Options: A standard reliable cPSB 2.16 platform facilitates smooth expansion using standard off-the-shelf hardware.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans for specific sales to visions west. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving of the IPTV market in general, and in India in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.